February 1, 2006

VIA EDGAR AND OVERNIGHT MAIL

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Aon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed June 2, 2005
File No. 001-07933

Dear Ms. Blye:

I write in response to your letter dated December 6, 2005.  In your letter, you requested that we provide a summary of our Compliance Department’s report concerning Aon Corporation’s non-U.S. subsidiaries’ operations in Iran.  A copy of the summary is attached.

After careful consideration of the issues raised in this report, Aon’s Policy Committee has decided to suspend indefinitely any and all Aon business activities relating to Iran, effective April 1, 2006.  As of that date, neither Aon nor any of its subsidiaries will be permitted to maintain an office or other physical presence in Iran or enter into any agreements to provide services for government or business entities domiciled there.

If you have any questions with regard to these responses, need further supplemental information, or would like to discuss any of the matters covered by this letter, please do not hesitate to contact me.

Very truly yours

/s/ D. Cameron Findlay
D. Cameron Findlay

Attachment

Report to Aon Corporation Senior Management on

Non-U.S. Subsidiaries’ Business in Iran

December 2005

Executive Summary

Based on the limited press coverage, it appears the Company’s non-U.S. subsidiaries’ operations in Iran have had little, if any, impact on Aon’s reputation in the U.S. or on its share price, which is at this time approaching its 52-week high.  Nearly all of the press attention relating to the Company’s operations in Iran has occurred in the tabloid press and has related to the efforts by the NYC Comptroller concerning this issue.  While business currently produced by the Company’s subsidiaries out of Iran is relatively insignificant, those operating in the region indicate that there is potential for growth.  A decision to end operations in Iran would not likely be viewed favorably outside the U.S. and could also have a negative impact on Aon’s business prospects throughout the Middle East region.  The Company’s U.S.-based competitors conduct business in Iran, have showed no signs of leaving, and would be the likely beneficiaries of a decision to terminate these operations.

However, a decision to continue operations in Iran would be received very unfavorably by governmental and other entities in the United States.  In particular, such a decision would almost certainly cause the NYC Comptroller to focus even greater attention on the Company.  Additionally, the S.E.C., which has sent the Company three inquiries on this issue in the last few months alone, will likely continue its effort, and legislative activity is clearly on the rise.  In short, there is every indication that this issue will receive greater attention in the future from the press, from regulators, and from legislative bodies.  In fact, it is likely that a decision to continue operations in Iran after the specific inquiries of the NYC Comptroller and the S.E.C. would lead to significantly more press coverage and potential adverse impact on Aon’s reputation in the U.S., particularly in light of the current attention on Iran’s nuclear program and the inflammatory statements of the Iranian President.

In summary, the decision whether to discontinue the Company’s non-U.S. subsidiaries’ activities relating to Iran requires the Company to weigh, on the one hand, the facts that the revenues and earnings there are by themselves small and that these operations will likely cause future reputational harm to the Company and, on the other hand, the facts that to date the Company has suffered little or no reputational harm from its subsidiaries’ operations in Iran, and that a decision to discontinue such operations would be viewed very negatively by other countries in the Middle East and by the Company’s colleagues outside the U.S. and would cede to the Company’s principal competitors potentially lucrative future business in the region.